SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Qunar Cayman Islands Limited
(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

US74906P1049
(CUSIP Number)

Richard A. Hornung Hillhouse Capital Management, Ltd. Suite 1608, One Exchange Square 8 Connaught Place Hong Kong +852 2179-1988
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. US74906P1049	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 17,025,235 Class B Shares(1)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 17,025,235 Class B Shares(1)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,025,235 Class B Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.84% (See Item 5)
14	TYPE OF REPORTING PERSON IA

_____________

(1) Consists of (i) 4,687,163 ADSs, representing 14,061,489 Class B Shares, held by HCM Qunar Holdings Limited, (ii) 967,419 ADSs, representing 2,902,257 Class B Shares, held by Gaoling Fund, L.P., (iii) 20,496 ADSs, representing 61,488 Class B Shares, held by YHG Investment, L.P., and (iv) one Class A Ordinary Share (“Class A Share”) held by HCM Qunar Holdings Limited (and assumes conversion of such Class A Share into one Class B Share). See Item 5.

CUSIP No. US74906P1049	SCHEDULE 13D/A	Page 3 of 7 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and restates in its entirety the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2013 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) with respect to the Class B Shares, par value $0.001 per share (“Class B Shares”), of Qunar Cayman Islands Limited, Inc., an exempted Cayman Islands company.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class B Shares of Qunar Cayman Islands Limited, an exempted Cayman Islands company (the “Issuer”), the principal executive offices of which are located at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing, People’s Republic of China.

Item 2.	Identity and Background

This Schedule 13D is filed by Hillhouse Capital Management, Ltd., an exempted Cayman Islands company (“Hillhouse Capital” or the “Reporting Person”). Hillhouse Capital acts as the sole management company of Gaoling Fund, L.P. (“Gaoling”) and the sole general partner of YHG Investment, L.P. (“YHG”). Gaoling and YHG are the sole shareholders of HCM Qunar Holdings Limited (“HCM Qunar” and together with Gaoling and YHG, the “Hillhouse Entities”). Hillhouse Capital is hereby deemed to be the sole beneficial owner of, and to control the voting power of, the Class B Shares represented by ADRs held by the Hillhouse Entities.

The principal business of Hillhouse Capital is investment management and its business address is Suite 1608, One Exchange Square, 8 Connaught Place, Hong Kong. The directors of Hillhouse Capital are Jun Shen and Colm O’Connell. Mr. Shen and Mr. O’Connell are employees of Hillhouse Capital and Mr. Lei Zhang (“Mr. Zhang”) is the President and Chief Investment Officer of Hillhouse Capital.

During the past five years neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amounts of Funds or Other Consideration

The Hillhouse Entities used internally generated funds to purchase securities of the Issuer. Since the filing date of the Original Schedule 13D, the Hillhouse Entities used a total of approximately $9,648,000 in the aggregate, and altogether to date has used approximately $18,648,000, in each case excluding brokerage commissions, to acquire the American Depositary Shares of the Issuer (“ADSs”) representing Class B Shares and the Class A Share reported in this Schedule 13D. No borrowed funds were involved.

CUSIP No. US74906P1049	SCHEDULE 13D/A	Page 4 of 7 Pages

Item 4.	Purpose of Transaction

The Hillhouse Entities originally purchased securities of the Issuer on November 1, 2013 and subsequently made additional purchases of securities of the Issuer. The purpose of the Hillhouse Entities in entering into such transactions was to participate in any appreciation in the price of the ADSs.

Except as disclosed in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, however, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect to those items and/or may determine to acquire additional securities of the Issuer or dispose of or hedge its investment in securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of Class B Shares reported herein are based upon the 100,631,019 Class B Shares outstanding as of July 31, 2014, as reported in the Issuer’s Form 6-K filed with the SEC on August 25, 2014, and as adjusted to account for the Class A Shares that were converted into ADSs (as described in this Item 5).

As the sole management company of Gaoling and the sole general partner of YHG, Hillhouse Capital is hereby deemed to be the sole beneficial owner of, and to solely control the voting power of, the 2,902,257 Class B Shares represented by ADSs held by Gaoling and the 61,488 Class B Shares represented by ADSs held by YHG. In addition, Gaoling and YHG are the sole shareholders of HCM Qunar. As a result, Hillhouse Capital is hereby deemed to be the sole beneficial owner of, and to solely control the voting power of, the 14,061,489 Class B Shares represented by ADSs and the one Class A Share of the Issuer held by HCM Qunar Holdings. Class A Shares may be converted into an equal number of Class B Shares at any time at the election of the holder of the Class A Shares and are mandatorily convertible into Class B Shares under certain other circumstances. Through share ownership and as the President and Chief Investment Officer of Hillhouse Capital, Mr. Zhang may be deemed to have controlling power over Hillhouse Capital. Pursuant to Rule 13d-4 under the Act, Mr. Zhang disclaims beneficial ownership of the Class A Share and Class B Shares owned or controlled by Hillhouse Capital except to the extent of his pecuniary interest therein, and the filing of this Schedule 13D shall in no way be construed as an admission that Mr. Zhang is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any such shares.

Except as disclosed in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its executive officers or directors (i) beneficially owns any Class B Shares or ADSs of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of Class B Shares or ADSs of the Issuer.

CUSIP No. US74906P1049	SCHEDULE 13D/A	Page 5 of 7 Pages

(b) Except as disclosed in this Schedule 13D, the Reporting Person does not share voting or disposition power with respect to the Class A Share or the Class B Shares.

(c) HCM Qunar has converted 14,061,489 of the Class A Shares previously reported into 14,061,489 Class B Shares, which are currently represented by 4,687,163 ADSs. Information concerning additional transactions in ADSs (representing the Class B Shares) effected by the Reporting Person during the past 60 days is set forth in Appendix A hereto and is incorporated herein by reference. Except as disclosed in this Schedule 13D, neither the Reporting Person nor, to its best knowledge, any of its executive officers or directors has effected any transaction in Class B Shares or ADSs of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

CUSIP No. US74906P1049	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 5, 2014

HillHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung Title: General Counsel and Chief Compliance Officer

CUSIP No. US74906P1049	SCHEDULE 13D/A	Page 7 of 7 Pages

Appendix A

TRANSACTIONS IN ADSS (REPRESENTING CLASS B SHARES) BY THE REPORTING PERSON DURING THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the ADSs (representing Class B Shares) effected during the past 60 days by the Reporting Person. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker and all prices exclude brokerage commissions.

Gaoling Fund L.P.

Trade Date	ADSs Purchased (Sold)	Price Per ADS ($)	Class B Shares Represented by ADSs Purchased (Sold)
11/18/2014	10,600	25.9714	31,800
11/19/2014	1,503	25.9967	4,509
11/20/2014	555	25.9910	1,665
11/26/2014	159,111	25.9508	477,333
11/28/2014	4,300	25.9308	12,900
12/1/2014	94,250	24.3566	282,750
12/2/2014	2,200	24.9523	6,600
12/3/2014	21,100	24.9891	63,300
12/4/2014	11,200	24.7298	33,600